

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 10, 2012

Via E-mail
Mr. Jeffrey A. Weiss
Chairman of the Board and Chief Executive Officer
DFC Global Corp.
1436 Lancaster Avenue
Berwyn, Pennsylvania 19312-1288

> **Re: DFC Global Corp.**
> **Form 10-K for the Fiscal Year Ended June 30, 2011**
> **Filed August 29, 2011**
> **Proxy Statement on Schedule 14A**
> **Filed October 13, 2011**
> **Forms 10-Q for the Quarterly Periods ended September 30, 2011 and**
> **December 30, 2011**
> **Filed November 7, 2011 and February 9, 2012**
> **File No. 000-50866**

Dear Mr. Weiss:

We have reviewed your August 1, 2012 response to our comment letter dated June 14, 2012 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended June 30, 2011

General, page 2

1. We note your response to comment 1. Please show us and revise future filings to delete or revise your claim in the first sentence that you are "a leading international diversified financial services company" as follows:

- delete your claim that you are a leading provider of "diversified financial services" to disclose that your revenues are derived primarily from payday loans and check cashing and that you are a non-bank lender; and
- disclose and quantify the specific basis for your claim that your competitive position is "leading"(e.g. revenues, market share).

Short-Term Single Payment Loans, page 9

2. We note your response to comment 2. Please revise your proposed response in Exhibit A as follows:
   - noting your characterization of your consumer loan products as "short term," revise the first paragraph of Exhibit A to disclose the minimum and maximum term and the average term of the loans that you made in your last fiscal year;
   - revise the second paragraph of Exhibit A to disclose each type of fee that you charge on your loans and the range in the effective percentage rate that you charged in your most recent fiscal year; and
   - revise the eighth paragraph of Exhibit A to disclose that some of your loans are part of a consecutive series of short term loans extending over many months or even years whereby a customer repays one loan and immediately takes out another loan for the same amount and that you categorize each such loan as a separate "new" loan even when the transactions are virtually simultaneous and the amount and the terms are identical.

3. We note your response to comment 3. Please revise your proposed response in Exhibit A as follows:
   - revise the twelfth paragraph (which is on page 17) to disclose the reasons why you have ceased reporting the aggregate principal amount of loans originated per reporting period and provide us with analysis of basis for your conclusion that this information is "not material to an investor's understanding of the Company or its business" and how your refusal to disclose this information is consistent with your obligations under Item 303 of Regulation S-K; and
   - revise the twelfth paragraph (which is on page 17) to disclose the reasons why you do not track either the number or amount of your loan portfolio that consists of loans that have been rolled over, extended, renewed or paid and replaced by a new payday loans.

4. We note your response to comment 4. Please provide us with an analysis of the basis for your conclusion that the number or amount of your loan portfolio that consists of loans that have been rolled over, extended, renewed or paid and replaced by a new payday loans is "not material to an investor's understanding of the Company or its business" and how your refusal to disclose this information is consistent with your obligations under Item 303 of Regulation S-K. Please provide to us and revise the MD&A in future filings to provide discussion and analysis of the following:

- when you decide whether or not to make a loan and how much to lend, you do not consider an applicant's history of loans with you, do not consider how many loans you have made to that person, and how many times the person has rolled over, extended, renewed the same loan or paid one loan and immediately replaced it with another loan;
- when you assess your own performance and growth you do not distinguish between loans to new customers from loans to old customers; and
- when you assess each of your loans you do not analyze whether the borrower has rolled over, extended, renewed or paid and replaced a previous loan.

Proxy Statement on Schedule 14A

Compensation Discussion and Analysis, page 18

5. We note your response to comment 6. As we requested, please provide us with your proposed disclosure consistent with Item 402(b)(2)(xiv) and Instruction 1.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Jonathan E. Gottlieb at (202) 551-3416 with any questions.

Sincerely,

/s/ Todd K. Schiffman

Todd K. Schiffman
Assistant Director